Exhibit 4

[ERNST & YOUNG Audit Letterhead]

Consent of independent registered public accounting firm

We consent to the incorporation by reference in the registration statement (No. 333-240160) under Schedule B of the Securities Act of 1933, as amended, of the Council of Europe Development Bank (the “CEB”) of our report (the “Report”) dated 5 March 2024 with respect to the financial statements of the CEB referred to therein, which comprise the balance sheet as at December 31, 2023 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to T, which Report appears in Exhibit 2 to the Annual Report on Form 18-K of the CEB for the year ended December 31, 2023.

Paris La Défense, April 9, 2024

The Independent Auditor
ERNST & YOUNG Audit

/s/ Luc Valverde
Luc Valverde
Partner